SEC MAIL RECEIVED PROCESSING WASH. D.C. MAR - 1 2006 199 SECTION

SECURITIES AND EXCHANGE COMMISSION

06001934

BB 3/17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEC INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1015 FINANCIAL CENTER
(No. and Street)

BIRMINGHAM	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK PFLAUM — 205-328-3120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARREN, AVERETT, KIMBROUGH & MARINO, LLC
(Name – *if individual, state last, first, middle name*)

2500 ACTON ROAD	BIRMINGHAM	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALAN Z. ENGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEC INVESTMENT CORP., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEC INVESTMENT CORP.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

DECEMBER 31, 2005

WARREN, AVERETT, KIMBROUGH & MARINO, LLC

CONTENTS

The following supplementary schedules are not applicable at December 31, 2005 and 2004:

- Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

- Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: LEC INVESTMENT CORP.

Address: 1015 FINANCIAL CENTER
BIRMINGHAM, AL 35203

Telephone: 205-328-3120

SEC Registration Number:

NASD Registration Number: 25336

(ii) Accounting Firm

Name: WARREN, AVERETT, KIMBROUGH & MARINO, LLC

Address: 2500 ACTON ROAD
BIRMINGHAM, AL 35243
Telephone: 205-979-4100

Accountant's State Registration Number: 2811

(iii) Audit date covered by the Agreement:

12	-	31	-	2005
(Month)		(Day)		(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(✓) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: ALAN Z. ENGEL

(By Firm's FINOP or President)

Title: PRESIDENT Date: 2/28/06

WARREN, AVERETT, KIMBROUGH & MARINO, LLC
Certified Public Accountants ◦ Business & Financial Consultants

INDEPENDENT AUDITORS' REPORT

January 18, 2006

Board of Directors and Stockholders
LEC Investment Corp.
Birmingham, Alabama

We have audited the statements of financial condition of LEC Investment Corp. (an S corporation) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LEC Investment Corp. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Warren, Averett, Kimbrough & Marino, LLC

415 E 10th Street
Anniston, AL 36207
(256) 239-4600
fax (256) 236-4670

2500 Acton Road
Birmingham, Alabama 35243-4226
(205) 979-4100
fax (205) 979-6313
www.wakm.com

Post Office Box 1245
Cullman, Alabama 35056
(256) 739-0312
fax (256) 739-1896

LEC INVESTMENT CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004
Current Assets		
Cash and cash equivalents	$ 38,676	$ 36,539
Total Current Assets	$ 38,676	$ 36,539
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable	$ 5,687	$ 100
Stockholders' Equity		
Common stock, par value $1 per share; authorized, issued and outstanding 1,000 shares	1,000	1,000
Paid-in capital	9,736	9,736
Accumulated earnings	22,253	25,703
	32,989	36,439
	$ 38,676	$ 36,539

See notes to financial statements.

LEC INVESTMENT CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue		
Interest income	$ 350	$ 53
Consulting fee	15,000	37,500
Other income	-	100
	15,350	37,653
Operating Expenses		
Regulatory fees	5,717	5,205
General and administrative expenses	13,083	12,146
	18,800	17,351
Net Income (Loss)	$ (3,450)	$ 20,302

See notes to financial statements.

LEC INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Capital Stock	Paid-in Stock	Accumulated Earnings	Total
Balance - December 31, 2003	$ 1,000	$ 9,736	$ 5,401	$ 16,137
Net Income	-	-	20,302	20,302
Balance - December 31, 2004	1,000	9,736	25,703	36,439
Net Loss	-	-	(3,450)	(3,450)
Balance - December 31, 2005	$ 1,000	$ 9,736	$ 22,253	$ 32,989

See notes to financial statements.

LEC INVESTMENT CORP.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Subordinated Liabilities - beginning of year	None	None
Increases (Decreases)	None	None
Subordinated Liabilities - end of year	None	None

See notes to financial statements.

LEC INVESTMENT CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows from Operating Activities		
Net income (loss)	$ (3,450)	$ 20,302
Increase in accounts payable	5,587	-
Net Cash Provided by Operating Activities	2,137	20,302
Net Increase in Cash	2,137	20,302
Cash - beginning of year	36,539	16,237
Cash - end of year	$ 38,676	$ 36,539

See notes to financial statements.

LEC INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

LEC Investment Corp. (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company has been organized to sell partnership interests in real estate syndications by means of private placements on a "best-efforts" basis.

Basis of Financial Statement Preparation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes on Income

No provision for income taxes is recorded on the Company's books as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2005 and 2004, the Company had net capital of $32,989 and $36,439, respectively, which was $27,989 and $31,439, respectively, in excess of the required net capital of $5,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $5,687 and $100 at December 31, 2005 and 2004, respectively.

NOTE C - RELATED PARTY TRANSACTIONS

The Company charged consulting fees in the amount of $15,000 and $37,500 during the years ended December 31, 2005 and 2004, respectively, to Crowne Partners Inc., an affiliated Corp. in which two of the Company's stockholders are shareholders.

SUPPLEMENTARY INFORMATION

LEC INVESTMENT CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005 AND 2004

	2005	2004
Net Capital		
Total stockholders' equity	$ 32,989	$ 36,439
Less deductions and/or charges	-	-
Net Capital	$ 32,989	$ 36,439
Computation of Basic Net Capital Requirements		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 27,989	$ 31,439
Excess net capital at 100%	$ 27,989	$ 31,439
Ratio: Aggregate indebtedness to net capital	17.24%	0.27%

There were no material differences between this computation of net capital and corresponding computations prepared by LEC Investment Corp. and included in its unaudited Part II Focus Report filing as of December 31, 2005 and 2004.

See independent auditors' report.

WARREN, AVERETT, KIMBROUGH & MARINO, LLC
Certified Public Accountants ◦ Business & Financial Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

January 18, 2006

Board of Directors and Stockholders
LEC Investment Corp.
Birmingham, Alabama

In planning and performing our audit of the financial statements of LEC Investment Corp. for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LEC Investment Corp. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2005, the Company was in compliance with the conditions for exemption, and no facts came to our attention indicating these conditions had not been complied with during the year. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of internal controls and the practices and

415 E 10th Street
Anniston, AL 36207
(256) 239-4600
fax (256) 236-4670

2500 Acton Road
Birmingham, Alabama 35243-4226
(205) 979-4100
fax (205) 979-6313
www.wakm.com

Post Office Box 1245
Cullman, Alabama 35056
(256) 739-0312
fax (256) 739-1896

procedures are to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting systems and control procedures that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and stockholders, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Warren, Averett, Kimbrough & Marino, LLC

WARREN, AVERETT, KIMBROUGH & MARINO, LLC